# WATSON MANAGEMENT ASSOCIATES, LLC

## (A Limited Liability Company)


### STATEMENT OF FINANCIAL CONDITION


### DECEMBER 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67127 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Watson Management Associates, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 Grand Street, #2A
(No. and Street)

| New York | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Kirschenblatt 516 222 9111
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

| 290 West Mt. Pleasant Drive | Livingston | NJ | 07039 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _____Patrick Watson_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Watson Management Associates, LLC_____ , as

of _____December 31_____ , 20 17 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

State of New York }ss
County of New York }ss
Sworn to and Subscribed before me on this
1st day of March 2018 by Patrick Watson.

_____
Signature

_____
President
Title

WENXI FENG
Notary Public, State of New York
Reg. No. 01FE6358441
Qualified in Kings County
Commission Expires May 8, 2021

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WATSON MANAGEMENT ASSOCIATES, LLC
## (A Limited Liability Company)

## DECEMBER 31, 2017

## TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm





CITRINCOOPERMAN®
Accountants and Advisors

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Watson Management Associates, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Watson Management Associates, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Watson Management Associates, LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Watson Management Associates, LLC's management. Our responsibility is to express an opinion on Watson Management Associates, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Watson Management Associates, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Watson Management Associates, LLC's auditor since 2006.
Livingston, New Jersey
February 16, 2018

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

## WATSON MANAGEMENT ASSOCIATES, LLC
### (A Limited Liability Company)
### STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2017

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 91,011 |
| Other assets | | 5,127 |
| **Total assets** | $ | 96,138 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 15,719 |
| Member's equity | | 80,419 |
| **Total liabilities and member's equity** | $ | 96,138 |

See accompanying notes to the statement of financial condition.

1

## 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Watson Management Associates, LLC (the "Company") was formed as a Delaware limited liability company on May 2, 2005. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on April 26, 2006. The Company was formed to act as an introducing broker of investors to investment funds, private placements or private offerings, private fund managers, and investment advisors. The sole member of the Company (the "member") is also the sole member of a related entity that provides services and receives referral fees for non-securities-related transactions.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee. The limited liability agreement provides for the dissolution of the Company on December 31, 2035, unless dissolved earlier by the member.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Use of estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. INCOME TAXES

The Company is a single-member limited liability company and is treated as a "disregarded entity" for federal and state tax purposes. The Company's assets, liabilities, and items of income, deductions, and tax credits are treated as those of the member, who is responsible for any taxes thereon. The Company is subject to the New York City Unincorporated Business Tax ("UBT").

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

## 4. RELATED-PARTY TRANSACTIONS

In accordance with an agreement between the member and the Company, operating expenses of the Company are paid by the member. Under the agreement, the member allocates to the Company its share of these operating expenses, including rent, telephone and other expenses normally associated with the operation of the Company.

## 5. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 (the "Rule") of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2017, the Company had net capital, as defined, of $75,292, which exceeded the required minimum net capital of $5,000 by $70,292. Aggregate indebtedness at December 31, 2017, totaled $15,719. The Company's percentage of aggregate indebtedness to net capital was 20.88% at December 31, 2017.

## 6. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2017 and determined that there are no material events that would require disclosures in the Company's statement of financial condition.